FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

                                                                                                                             Santiago, May 14, 2018

                                                                                                                             Ger. Gen. N° 29 /2018

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

                                                                                                                 Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence of Securities and Insurance (predecessor of the Financial Market Commission), and as duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby supplement the significant event dated April 25, 2018, through which the definitive dividend for the fiscal year 2017 agreed by the Ordinary Shareholders' Meeting held on that same date was informed. On that occasion, it has been agreed to distribute a mandatory minimum dividend (deducting from it the interim dividend paid in January 2018) and an additional dividend, amounting to Ch$ 192,160,453,281. Likewise, it was specified that, given that the interim dividend was already paid, the remaining of the definitive dividend to distribute totals Ch$155,025,509,218.

The supplemented information consists in report that, after deducting the interim dividend paid in January 2018, the remaining definitive dividend that will be distribute amounts to $2.24134 per share, calculated based on the total of shares subscribed at midnight on May 12, 2018. As already informed, this dividend will be paid as of May 18, 2018.

The aforementioned,  at the date of the referred Significant Event, were still pending the subscription and payment of certain shares corresponding to shareholders or third parties who decided to exercise their preferential subscription rights during the preemptive subscription period of 30 days elapsed between February 15, 2018 and March 16, 2018; and there were some shareholders who, despite having exercised their withdrawal right, had not perceived the corresponding price at that date.

As set forth by the Financial Market Commission through the Circular Letter No. 660/86, the two forms related to the above-mentioned definitive dividend are enclosed hereby.

Sincerely yours,

Raffaele Grandi

Chief Financial Officer

c.c.:         Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Comisión Clasificadora de Riesgos (Risk Classification Comisión)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE ONLY:

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES (YES/NO) 0.02 Dispatch Date : 05/14/2018 (MM/DD/YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch date

1.01 Tax Number                              : 76,536,353-5.                              1.02 Original Form. : 04/25/2018 (MM/DD/YY)

1.03 Company:   ENEL CHILE S.A.

1.04 Securities Registration Record No.:   1139                                                1.05 Affected series:  UNIQUE

1.06 Ticker Local Exchange:   ENELCHILE                                               07  Individualization movement :  5_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 04/25/2018 (MM/DD/YY)

2.02 Agreement Settlement: 1 (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /3: Board of Directors Meeting)

2.03 Dividend Amount: 67,679,848,636                                                2.04 Type of currency  : Ch$ .

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 69,166,557,219 3.02 Closing date: 05/12/2018 (MM/DD/YY)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: _ 2_ (1: Interim / 2: Definitive minimum by law  / 3 Definitive additional or eventual)

4.02 Year ended :  12/31/17 (MM/DD/YY)

4.03 Form of Payment :   1_     (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of other companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional cash or shares)

5.01 Payment in cash : 0.97851 per share 5.02 Currency type: Ch$ 5.03 Payment date : 05/18/18 (MM/DD/YY)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date                     :      /    /     (MM/DD/YY)

6.02 Expiration Option Date   :      /    /     (MM/DD/YY)

6.03 Date of the distribution of shares  :      /    /     (MM/DD/YY)

6.04 Series to choose               :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement   :                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer       :                        (Only if the option is based on shares of which the Company owns)

6.07 Ticker Local Exchange    :                        .

6.08 Factor of shares   :                           shares to be received by one share with right

6.09 Share price            :                     /share.                                                   6.10 Currency type: Ch$.

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to shareholders.

Dividend: This dividend, equivalent to 19.37127% of the net income for the fiscal year 2017,  accrued to the 2017 net income, along with the interim dividend already paid, equivalent to 10.62873% of the 2017 net income, constitutes the legal minimum dividend of 30% of the 2017 net income.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into their bank account or savings account. To shareholders who requested the payment by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 18, 2018, at the office of the DCV Registros S.A, in its capacity as administrator of the Enel Chile S.A. Shareholders’ Registration, or in any branch offices of the Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, from 9:00 to 14:00.This last option will be also used by all shareholders with no specific indication on the form of payment and for all whose bank accounts have been objected by the bank in a verification process. In cases in which the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under its custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement will be made in the newspaper El Mercurio de Santiago, on May 7, 2018.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: In accordance with the provisions of Circular No. 660 enacted in 1986 by the Superintendence of Securities and Insurance, current Financial Market Commission, in 5.01 of this form, a number with five decimals has been indicated as the amount to be paid per share, approaching the fifth decimal to the nearest whole figure. Notwithstanding the foregoing, for accuracy purposes of the calculation of dividends per share, the exact amount per share is the sum of Ch$ 0.9785053840645.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: __________________________

NAME OF THE LEGAL REPRESENTATIVE: RAFFAELE GRANDI Chief Financial Officer

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE ONLY:

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES (YES/NO) 0.02 Dispatch Date : 05/14/2018 (MM/DD/YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch date

1.01 Tax Number                              : 76,536,353-5.                              1.02 Original Form. : 04/25/2018 (MM/DD/YY)

1.03 Company:   ENEL CHILE S.A.

1.04 Securities Registration Record No.:   1139                                                1.05 Affected series:  UNIQUE

1.06 Ticker Local Exchange:   ENELCHILE                                               07  Individualization movement :  5_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 04/25/2018 (MM/DD/YY)

2.02 Agreement Settlement: 1 (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /3: Board of Directors Meeting )

2.03 Dividend Amount: 87,345,660,582                                                2.04 Type of currency  : Ch$.

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 69,166,557,219 3.02 Closing date: 05/12/2018 (MM/DD/YY)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: _ 3_ (1: Interim / 2: Definitive minimum by law  / 3 Definitive additional or eventual)

4.02 Year ended :  12/31/17 (MM/DD/YY)

4.03 Form of Payment :   1_     (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of other companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional cash or shares)

5.01 Payment in cash: 1.26283 per share. 5.02 Currency type: Ch$ 5.03 Payment date : 05/18/18 (MM/DD/YY)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date                     :      /    /     (MM/DD/YY)

6.02 Expiration Option Date   :      /    /     (MM/DD/YY)

6.03 Date of the distribution of shares  :      /    /     (MM/DD/YY)

6.04 Series to choose               :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement   :                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer       :                        (Only if the option is based on shares of which the Company owns)

6.07 Ticker Local Exchange    :                        .

6.08 Factor of shares   :                           shares to be received by one share with right

6.09 Share price            :                     /share.                                                   6.10 Currency type: Ch$.

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the net income for the fiscal year 2017 and corresponds to the 25% of the net income as of December 31, 2017.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into their bank account or savings account. To the shareholders who requested the payment by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 18, 2017, at the offices of the DCV Registros S.A., in its capacity as administrator of the Enel Chile S.A. Shareholders’ Registration, or in any branch offices of the Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, from 9:00 to 14:00.This last option will be also used by all shareholders with no specific indication on the form of payment and for all whose bank accounts have been objected by the bank in a verification process. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under its custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement will be made in the newspaper El Mercurio de Santiago, on May 7, 2018.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: In accordance with the provisions of Circular No. 660 enacted in 1986 by the Superintendence of Securities and Insurance, current Financial Market Commission, in 5.01 of this form, a number with five decimals has been indicated as the amount to be paid per share, approaching the fifth decimal to the nearest whole figure. Notwithstanding the foregoing, for accuracy purposes of the calculation of dividends per share, the exact amount per share is the sum of Ch$ 1.2628308259646.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: __________________________

NAME OF THE LEGAL REPRESENTATIVE:  RAFFAELE GRANDI Chief Financial Officer

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: May 16, 2018